UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D100

(CUSIP Number)

Eduardo L. Hernandez

c/o Cisneros Group of Companies

700 NW 1st Avenue, Suite 1700

Miami, Florida 33136

(305) 442-3405

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217D100	13D/A	Page 2 of 3 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adriana Cisneros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 761,438 (1) (see Item 5)
	8	SHARED VOTING POWER 8,400 (2)
	9	SOLE DISPOSITIVE POWER 761,438 (1) (see Item 5)
	10	SHARED DISPOSITIVE POWER 8,400 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,838 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Comprised of (i) 36,364 shares of the Issuer’s Class A Common stock held directly by Ms. Cisneros, (ii) 326,211 AST Incentive Equity Options (as defined in the Schedule 13D filed by the Reporting Person and such other reporting persons identified therein on April 16, 2021 (the “Original Schedule 13D”)), each of which is vested and exercisable for Incentive Equity Units (as defined in the Original Schedule 13D) in AST OpCo (as defined in the Original Schedule 13D), each of which is redeemable for one share of Class A Common Stock of the Issuer, and (iii) 398,863 AST Incentive Equity Options (as defined in the Original Schedule 13D), each of which is vested and exercisable for Incentive Equity Units in AST OpCo, each of which is redeemable for one share of Class A Common Stock of the Issuer.

(2)	Comprised of (i) 5,600 shares of the Issuer’s Class A Common Stock held directly by Ms. Cisneros’s spouse Nicholas Griffin and (ii) 2,800 Warrants (as defined in the Original Schedule 13D) held directly by Ms. Cisneros’s spouse Nicholas Griffin, each of which is exercisable for one share of Class A Common Stock at a strike price of $11.50 per share.

(3)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 139,621,085 shares of Class A Common Stock outstanding as of May 13, 2024, as reported on Form 10-Q filed by the Issuer on May 15, 2024, and (ii) all of the Warrants (as defined in the Original Schedule 13D) to purchase 32,370 shares of Class A Common Stock have been exercised and all such shares of Class A Common Stock are outstanding.

CUSIP No. 00217D100	13D/A	Page 3 of 3 pages

EXPLANATORY NOTE:

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Person and such other reporting persons identified therein on April 16, 2021 (the “Original Schedule 13D”, as previously amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Person and such other reporting persons identified therein on March 6, 2024 (the “Prior Amendment”) and, as amended and supplemented by this Amendment No. 2, the “Schedule 13D”), with respect to the Class A Common Stock of the Issuer. Capitalized terms used in this Amendment No. 2 and not defined herein shall have the same meanings ascribed to them in the Original Schedule 13D and the Prior Amendment. This Amendment No. 2 reflects corrections to the number of shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Person.

Item 4.	Purpose of Transaction

Item 4 of the Prior Amendment is hereby amended by adding the following:

Amendments to Stockholders’ Agreement and Registration Rights Agreement

On June 5, 2024, the Issuer, Abel Avellan, Antares, Vodafone, Rakuten, American Tower, and AT&T Services, Inc., a Delaware corporation (“AT&T”), entered into that certain Amended and Restated Stockholders’ Agreement (the “A&R SHA”) to, among other things, (i) provide Antares the same rights and obligations previously held by Invesat under the Stockholders’ Agreement and (ii) grant AT&T certain governance rights with respect to the Issuer in connection with an investment and commercial arrangement between the Issuer and AT&T. On June 4, 2024, the Issuer, Abel Avellan, Antares, Vodafone, Rakuten and American Tower entered into that certain Amendment No. 1 and Joinder to Registration Rights Agreement (the “RRA Amendment”) to, among other things, provide Antares the same rights and obligations previously held by Invesat under the Registration Rights Agreement. The foregoing descriptions of the A&R SHA and the RRA Amendment do not purport to be complete and are subject to and qualified in their entirety by the full text of the A&R SHA and the RRA Amendment, respectively, copies of which are included as Exhibits 99.9 and 99.10 to this Amendment No. 2 and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Prior Amendment is hereby amended by adding the following:

(a) and (b)

Ms. Cisneros

Ms. Cisneros directly holds 36,364 shares of Class A Common Stock of the Issuer. Such shares were purchased on December 2, 2022, in connection with the Issuer’s offering of 13,636,364 shares of its Class A Common Stock pursuant to an underwriting agreement, dated November 29, 2022, with B. Riley Securities, Inc. Reporting of the beneficial ownership of the foregoing shares by Ms. Cisneors was inadvertently omitted from the Prior Amendment.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.9	Amended and Restated Stockholders’ Agreement, dated as of June 5, 2024, by and among AST SpaceMobile, Inc., Abel Avellan, Antares Technologies LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC, and AT&T Services, Inc.

Exhibit 99.10	Amendment No. 1 and Joinder to Registration Rights Agreement, dated as of June 4, 2024, by and among AST SpaceMobile, Inc., Abel Avellan, Antares Technologies LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., and ATC TRS II LLC.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 10, 2024	ADRIANA CISNEROS

/s/ Adriana Cisneros